

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 15, 2018

Via E-mail
Ms. Elizabeth McGregor
Chief Financial Officer
Tahoe Resources Inc.
5310 Kietzke Lane, Suite 200
Reno, NV 89511

> **Re:** **Tahoe Resources Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **File No. 001-35531**

Dear Ms. McGregor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2017
Exhibit 99.2 Consolidated Financial Statements
Notes to the Consolidated Financial Statements
25. Segmented Information, page 34

1.   Your disclosure in footnote (5) to the table indicates that depreciation expense for the La Arena and Shahuindo mines includes a true-up of $11.3 million related to prior years. Please explain in further detail the nature of this depreciation true-up recognized during 2017 and the guidance in IFRS that you considered when determining the amount to recognize and when to recognize it. Specifically address IAS 8 and IAS 16 in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at (202) 551-3319, or Linda Cvrkel at (202) 551-3813, with any questions.

Sincerely,

/s/Craig Arakawa for

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and
Mining